Lauren B. Prevost 404-504-7744 lprevost@mmmlaw.com www.mmmlaw.com

April 11, 2014

VIA EDGAR

AND OVERNIGHT COURIER

Mr. David L. Orlic, Special Counsel

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Cole Credit Property Trust, Inc.

Schedule 14D-9

Filed by Cole Credit Property Trust, Inc.

Schedule 13E-3

Filed by Cole Credit Property Trust, Inc. et al.

Filed March 31, 2014

File No. 005-81912

Dear Mr. Orlic:

On behalf of Cole Credit Property Trust, Inc. (the “Company”), please find transmitted herein for filing the Company’s response to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated April 8, 2014 relating to the Company’s Schedule 14D-9 and Schedule 13E-3 (collectively, the “Schedules”) filed with the Commission on March 31, 2014 (File No. 005-81912).

The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission’s letter. References to page numbers (other than in headings taken from the Commission’s letter) are to pages of the amendment to the respective Schedule that will be filed with the Commission concurrently herewith.

General

Comment No. 1: Please make the disclosures required by the following items of Regulation M-A:

•	Item 1002(d) and (f)
•	Item 1004(e)
•	Item 1007(c)
•	Item 1008(a)
•	Item 1012(d)
•	Item 1014(a) and (d)

Phone: 404.233.7000   |   www.mmmlaw.com

1600 Atlanta Financial Center | 3343 Peachtree Road, NE | Atlanta, Georgia 30326

Atlanta   •   Beijing   •   Raleigh-Durham   •   Savannah   •   Taipei   •   Washington, DC

Morris, Manning & Martin, LLP

David L. Orlic, Special Counsel

April 11, 2014

Response:

Item 1002(d) and (f)

Pursuant to the Staff’s comment, the Company has revised and supplemented the disclosure on page 2 of the Schedule 13E-3 to include the disclosures required by Item 1002(d) and (f).

Item 1004(e)

Pursuant to the Staff’s comment, the Company has revised the disclosure on page 3 of the Schedule 13E-3 to state that none of the filing persons have made provisions in connection with the transaction to grant unaffiliated security holders access to the corporate files of the Company or to obtain counsel or appraisal services at the expense of the filing person.

Item 1007(c)

Pursuant to the Staff’s comment, the Company has revised and supplemented the disclosure on page 7 of the Schedule 13E-3 to include the disclosures required by Item 1007(c).

Item 1008(a)

Pursuant to the Staff’s comment, the Company has revised and supplemented the disclosure on page 8 of the Schedule 13E-3 to include the disclosures required by Item 1008(a).

Item 1012(d)

Pursuant to the Staff’s comment, the Company has revised the disclosure on page 6 of the Schedule 13E-3 to include the disclosures required by Item 1012(d).

Item 1014(a) and (d)

Pursuant to the Staff’s comment, the Company has revised the disclosure on page 6 of the Schedule 13E-3 to include the disclosures required by Item 1014(a) and (d).

Comment No. 2: Given the nature and number of comments contained in this letter, please confirm that you will disseminate revised disclosure to security holders.

Response: The Company confirms that it will disseminate the revised disclosure to its stockholders in accordance with Rule 14d-4.

Tender Offer, page 1

Comment No. 3: Disclosure states that the representations and warranties within the merger agreement were made solely for the benefit of the parties, that they were not made for the purpose of providing information to holders of CCPT common stock, and that nobody other than the parties to the merger agreement has any right to rely upon them. Please revise to remove any implication that the merger agreement does not constitute public disclosure under the federal securities laws.

Morris, Manning & Martin, LLP

David L. Orlic, Special Counsel

April 11, 2014

Response: Pursuant to the Staff’s comment, the Company has revised the disclosure appearing on page 2 under Item 2(b) of the Schedule 14D-9.

Background of the Offer, page 12

Comment No. 4: Please revise to remove the disclaimer of liability with respect to disclosure appearing in your disclosure document.

Response: Pursuant to the Staff’s comment, the Company has revised the disclosure appearing on page 12 under Item 4(b) of the Schedule 14D-9.

Comment No. 5: Please disclose how and why Duff & Phelps was chosen as the financial advisor, particular over Financial Advisor A. See Item 1015(b)(3) of Regulation M-A.

Response: Pursuant to the Staff’s comment, the Company has revised the disclosure appearing on page 14 under Item 4(b) of the Schedule 14D-9.

Comment No. 6: Please file as an exhibit and summarize in your disclosure document the preliminary fairness analysis of Duff & Phelps. See Item 1015 of Regulation M-A.

Response: Pursuant to the Staff’s comment, the Company has added a heading appearing on page 19 to more clearly indicate that the disclosure that follows is a summary of Duff & Phelps’ fairness analysis. In addition, the Company has filed the Duff & Phelps fairness analysis as exhibit (c)(ii) to the Schedule 14D-9.

Opinion of Financial Advisor, page 19

Comment No. 7: Disclosure indicates that Duff & Phelps does not express any view regarding the reasonableness of its assumptions. Please revise to remove this disclaimer regarding disclosure appearing in the document.

Response: Pursuant to the Staff’s comment, the Company has revised the disclosure appearing on page 21 of the Schedule 14D-9 to remove the disclaimer regarding the reasonableness of Duff & Phelps’ assumptions.

Comment No. 8: We note disclosure that the fairness opinion was furnished for the sole use and benefit of the board of directors. We note similar language in the fairness opinion itself, as well as a statement that the opinion should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party and limitations on liability with respect to the opinion. Please delete these statements. Alternatively, disclose the basis for the financial advisor’s belief that shareholders cannot rely upon the opinion, including (but not limited to) whether the financial advisor intends to assert the substance of the disclaimer as a defense to shareholder claims that might be brought against it under applicable state law. Describe whether the governing state law has addressed the availability of such a defense to the financial advisor in connection with any such shareholder claim; if not, a statement must be added that the issue necessarily would have to be resolved by a court of competent jurisdiction. Also disclose that the availability or non-availability of such a defense will have no effect on the rights and responsibilities of the board of directors under governing state law or the rights and responsibilities of either the financial advisor or the board of directors under the federal securities laws. Refer to section II.D.1 of the Current Issues and Rulemaking Projects Outline (November 14, 2000).

Morris, Manning & Martin, LLP

David L. Orlic, Special Counsel

April 11, 2014

Response: Pursuant to the Staff’s comment, the Company has revised the disclosure appearing on page 21 of the Schedule 14D-9 to remove the word “sole” from the sentence that formerly read: “The Opinion was furnished for the sole use and benefit for the Board ….” Similarly, Duff & Phelps has revised the fairness opinion to remove the word “sole” from the same sentence appearing in the fairness opinion. The Company respectfully submits that the statement that the fairness opinion should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party and the limitations on liability with respect to the opinion are factual statements and properly belong in the disclosure. Accordingly, the Company has added disclosure stating that Duff & Phelps was engaged by the Company’s Board of Directors to advise the Board of Directors and that the Board of Directors relied upon the fairness opinion as one of the many factors the Board of Directors considered in determining that the Offer and the Merger are in the best interests of the Company’s stockholders and to recommend that all holders of CCPT common stock tender their shares in the Offer. Duff & Phelps believes that stockholders should rely only on the recommendation of the Board of Directors when making a decision to tender their shares of CCPT common stock in the Offer. The Board of Directors is obligated to the Company to perform according to the statutory standard of care set forth in the Maryland General Corporation Law and, in certain circumstances, owes stockholders fiduciary duties of candor and maximization of stockholder value. The additional disclosure states that Duff & Phelps may assert the substance of the disclaimers as a defense to stockholder claims that might be brought against it under applicable state law, however Maryland law, to the extent that it would govern such a claim, has not directly addressed the availability of such a defense and the issue ultimately would have to be resolved by a court of competent jurisdiction. Regardless, as noted in the revised disclosure, the availability or non-availability of such a defense would have no effect on the standard of care and other legal duties of the Board of Directors under Maryland law, or the rights and responsibilities of the Board of Directors or Duff & Phelps under the federal securities laws.

Comment No. 9: To the extent that the board of directors based its fairness determination on the analysis undertaken by others, the board must expressly adopt this analysis and discussion as its own in order to satisfy the disclosure obligations of Item 1014 of Regulation M-A. Please provide the analysis performed by the board of directors with regard to net asset value, or revise your disclosure to indicate that the board of directors expressly adopted the analyses of Duff & Phelps.

Response: Pursuant to the Staff’s comment, the Company has revised the disclosure appearing on page 27 of the Schedule 14D-9 to disclose that the Company’s board of directors did not undertake its own valuation analysis and instead adopted the Duff & Phelps analysis as a basis for the Board of Directors’ fairness determination.

Comment No. 10: Please revise your disclosure to indicate that, if true, the board of directors expressly adopted the analyses of Duff & Phelps. Otherwise, please disclose any liquidation analysis performed by the board of directors. See Instruction 2(v) to Item 1014 of Regulation M-A.

Morris, Manning & Martin, LLP

David L. Orlic, Special Counsel

April 11, 2014

Response: As noted in the response to Comment No. 9 above, the Company has revised the disclosure appearing on page 27 of the Schedule 14D-9 to disclose that the Company’s board of directors did not undertake its own valuation analysis and instead adopted the Duff & Phelps analysis as a basis for the Board of Directors’ fairness determination.

* * * * *

Attached to this correspondence are written statements from each filing person acknowledging that:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of the Company’s response to the Staff’s comments. We appreciate your review and assistance. If you have any questions regarding this response, please do not hesitate to call the undersigned at (404) 504-7744.

Best regards,

MORRIS, MANNING & MARTIN, LLP

/s/ Lauren B. Prevost

Lauren B. Prevost

cc:	D. Kirk McAllaster, Jr.

Heath D. Linsky, Esq.

COLE CREDIT PROPERTY TRUST, INC.

April 11, 2014

VIA EDGAR

Mr. David L. Orlic, Special Counsel

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Cole Credit Property Trust, Inc.

Schedule 14D-9

Filed by Cole Credit Property Trust, Inc.

Schedule 13E-3

Filed by Cole Credit Property Trust, Inc. et al.

Filed March 31, 2014

File No. 005-81912

Dear Mr. Orlic:

In connection with the letter to the Securities and Exchange Commission (the “Commission”) of even date herewith relating to the above-referenced filing, Cole Credit Property Trust, Inc. hereby acknowledges that:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Cole Credit Property Trust, Inc.

By:	/s/ D. Kirk McAllaster, Jr.
Name:	D. Kirk McAllaster, Jr.
Title:	Executive Vice President, Chief Financial Officer and Treasurer

NICHOLAS S. SCHORSCH

April 11, 2014

VIA EDGAR

Mr. David L. Orlic, Special Counsel

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Cole Credit Property Trust, Inc.

Schedule 14D-9

Filed by Cole Credit Property Trust, Inc.

Schedule 13E-3

Filed by Cole Credit Property Trust, Inc. et al.

Filed March 31, 2014

File No. 005-81912

Dear Mr. Orlic:

In connection with the letter to the Securities and Exchange Commission (the “Commission”) of even date herewith relating to the above-referenced filing, Cole Credit Property Trust, Inc. hereby acknowledges that:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Nicholas S. Schorsch
Nicholas S. Schorsch

WILLIAM M. KAHANE

April 11, 2014

VIA EDGAR

Mr. David L. Orlic, Special Counsel

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Cole Credit Property Trust, Inc.

Schedule 14D-9

Filed by Cole Credit Property Trust, Inc.

Schedule 13E-3

Filed by Cole Credit Property Trust, Inc. et al.

Filed March 31, 2014

File No. 005-81912

Dear Mr. Orlic:

In connection with the letter to the Securities and Exchange Commission (the “Commission”) of even date herewith relating to the above-referenced filing, Cole Credit Property Trust, Inc. hereby acknowledges that:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ William M. Kahane
William M. Kahane

D. KIRK McALLASTER, JR.

April 11, 2014

VIA EDGAR

Mr. David L. Orlic, Special Counsel

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Cole Credit Property Trust, Inc.

Schedule 14D-9

Filed by Cole Credit Property Trust, Inc.

Schedule 13E-3

Filed by Cole Credit Property Trust, Inc. et al.

Filed March 31, 2014

File No. 005-81912

Dear Mr. Orlic:

In connection with the letter to the Securities and Exchange Commission (the “Commission”) of even date herewith relating to the above-referenced filing, Cole Credit Property Trust, Inc. hereby acknowledges that:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ D. Kirk McAllaster, Jr.
D. Kirk McAllaster, Jr.